Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority
Municipal
Re-Election of Paul Belica
Class II to serve until 2013 		22,451,300 		 550,354
Election of James A. Jacobson*
Class II to serve until 2013 		     6,658 		      60
Election of Alan Rappaport
Class I to serve until 2012 		22,611,509 		 390,145

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Hans W. Kertess*, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee